FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 27, 2006


--------------------------------------------------------------------------------

[LOGO OF RICOH]                                                   July 27, 2006

                               QUARTERLY REPORT

                       First Quarter ended June 30, 2006
         (Results for the Period from April 1, 2006 to June 30, 2006)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                                                            (Billions of yen)
--------------------------------------------------------------------------------------- ---------------------
                                           Three months ended Three months ended         Year ending
                                             June 30, 2006      June 30, 2005           March 31, 2007
                                                Results            Results       Change    Forecast    Change
--------------------------------------------------------------------------------------- ---------------------
   Domestic sales                                  240.4              232.4        3.4%    1,003.0       3.8%
   Overseas sales                                  244.1              218.9       11.5%    1,057.0      12.1%
Net sales                                          484.5              451.4        7.3%    2,060.0       7.9%
Gross profit                                       202.5              193.5        4.7%      850.0       6.9%
Operating income                                    40.6               36.3       11.7%      170.0      14.4%
Income from continuing operations before
  income taxes                                      38.7               37.1        4.0%      168.0      10.0%
Net income                                          29.1               23.7       22.8%      106.5       9.7%
--------------------------------------------------------------------------------------- ---------------------
Exchange rate (Yen/US$)                           114.53             107.60       6.93      114.88      1.62
Exchange rate (Yen/EURO)                          143.78             135.55       8.23      140.94      3.08
--------------------------------------------------------------------------------------- ---------------------
Net income per share (yen)                         39.92              32.32       7.60      145.99     13.66
--------------------------------------------------------------------------------------- ---------------------
Cash flows from operating activities                26.3               47.5      -21.1           -         -
Cash flows from investing activities                -5.0              -36.1       31.1           -         -
Cash flows from financing activities               -17.4              -52.4       34.9           -         -
Cash and cash equivalents at end of period         189.1              144.6       44.5           -         -
--------------------------------------------------------------------------------------- ---------------------
Capital expenditures                                15.9               34.7      -18.7        85.0     -17.0
Depreciation for tangible fixed assets              15.9               15.6        0.3        69.0       1.5
R&D expenditures                                    25.3               25.5       -0.1       120.0       9.6
--------------------------------------------------------------------------------------- ---------------------

---------------------------------------------------------------------------------------
                                             June 30, 2006      March 31, 2006   Change
---------------------------------------------------------------------------------------
Total assets                                     2,055.1            2,041.1       13.9
Shareholders' equity                               980.2              960.2       19.9
Interest-bearing debt                              372.4              381.2       -8.7
---------------------------------------------------------------------------------------
Equity ratio (%)                                    47.7               47.0        0.7
---------------------------------------------------------------------------------------
Shareholders' equity per share (yen)            1,343.70           1,316.21      27.49
---------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

Notes:
* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* The Company bases the forecast estimates for the fiscal year ending March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

PERFORMANCE

*Overview

Consolidated net sales for the first quarter of fiscal year 2007 (the three months period from April 1, 2006 to June 30, 2006) increased by 7.3% as compared to the previous corresponding period, to Yen 484.5 billion. During this quarter, the average yen exchange rates were Yen 114.53 against the U.S. dollar (down Yen 6.93) and Yen 143.78 against the Euro (down Yen 8.23). Net sales would have increased by 4.2% excluding impact of such foreign currency exchange fluctuation.

As for Japan, sales of product categories such as digital PPCs (plain paper copiers), MFPs (multifunctional printers) and laser printers, especially color models, and sales in the solutions business, such as support and services relating to Ricoh's imaging solutions products, increased. Sales in the Industrial Products and Other segments also increased. Consequently, overall domestic sales increased by 3.4% as compared to the previous corresponding period.

As for overseas, sales of product categories such as MFPs and laser printers increased in each geographic area. Sales in the Americas, Europe and Other, which includes China, Asia and Oceania, increased by 15.5% (8.5% excluding exchange fluctuation impact), 8.6% (2.5%) and 9.7% (3.9%), as compared to the previous corresponding period, respectively. As a result, overall overseas sales increased by 11.5% as compared to the previous corresponding period. Had the foreign currency exchange rates remained the same as during the prior period, its sales would have increased by 5.0%.

Gross profit increased by 4.7% as compared to the previous corresponding period, to Yen 202.5 billion. This increase primarily reflects an increase in sales of value-added high-margin products in the Office Solutions segment, the recovery in demand for the Industrial Products segment, and the continuous cost reduction activities at all the stages such as product development, manufacturing and logistics.

Selling, general and administrative expenses increased by 3.0% as compared to the previous corresponding period, to Yen 161.9 billion. This increase was due primarily to the research and development expenses (Yen 25.3 billion, 5.2% of net sales) for developing new products and expenses for the enhancement of sales forces, especially overseas.

As a result, operating income increased by 11.7% as compared to the previous corresponding period, to Yen 40.6 billion.

With respect to other (income) expenses, the increase in interest expense was due to an increase in market interest rates, and a foreign currency exchange loss was incurred during the period.

On May 31, 2006, San-Ai Co., Ltd., a domestic subsidiary, completed the sale of its content distribution business. The sales price was Yen 12.0 billion.
Ricoh recognized income from the discontinued operation of its component on this sale equal to Yen 5.5 billion, net of tax.

As a result, net income increased by 22.8% as compared to the previous corresponding period, to Yen 29.1 billion.

*Conditions by Product Line

Office Solutions (Sales up 6.1% to Yen 411.8 billion)
-------------------------------------------------------

   Imaging Solutions (Sales up 6.7% to Yen 372.7 billion)
   --------------------------------------------------------

   - Sales of digital PPCs and MFPs increased as compared to the previous corresponding period. This was mainly due to the increase in sales of color products both in Japan and overseas, resulting from launch of new products in response to customers' demand for high-speed, networking, and colorization.

 MFPs:       Imagio Neo 250/300 series, Imagio MP6000/7500 series in Japan
             Aficio 3035/3045 series, Aficio 2020/2000 series overseas
 Color MFPs: Imagio MP C2500/C3000 series, Imagio MP C3500/4000 series in Japan
             Aficio 3260C, Aficio 3235C/3245C series overseas

   - Sales of laser printers continued to increase in Japan and overseas. The sales of after-sales business such as services and supplies also increased.

   - As a result, sales in this category increased by 6.7%.

   Network System Solutions (Sales up 1.2% to Yen 39.0 billion)
   --------------------------------------------------------------

   - Sales in this category increased as compared to the previous corresponding period, due to the increase in sales of solution business products, offsetting the decrease in sales of personal computers and servers.

As a result, sales in the Office Solutions segment increased by 6.1% as compared to the previous corresponding period, to Yen 411.8 billion. Net operating income in this segment increased by 5.5% as compared to the previous corresponding period, to Yen 51.3 billion. This was due to the effect of the sales increase and the launch of new products, and the continuous cost reduction activities at all the stages such as product development, manufacturing and logistics.

Industrial Products (Sales up 33.1% to Yen 34.7 billion)
----------------------------------------------------------

Sales in the Industrial Products segment increased by 33.1% as compared to the previous corresponding period, to Yen 34.7 billion. This was due primarily to the recovery in demand for semiconductor devices and increase in the sales resulting from thermal media, measuring equipment and electronic components businesses.

As a result, net operating income in this segment was Yen 1.2 billion (net operating loss of Yen 0.5 billion for the previous corresponding period).

Other (Sales up 2.0% to Yen 38.0 billion)
-------------------------------------------

Sales in the Other segment increased by 2.0% as compared to the previous corresponding period, to Yen 38.0 billion. Though the sales of optical discs business decreased in the overseas market, the sales of financing services and logistics services continued well. As a result, net operating income in this segment increased as compared to the previous corresponding period, to Yen
0.6 billion.

*Cash Flows (Three months from April 1, 2006 to June 30, 2006)

Net cash provided by operating activities decreased by Yen 21.1 billion as compared to the previous corresponding period, to Yen 26.3 billion. Inventories increased due primarily to the launch of new products, though net income and depreciation increased as compared to the previous corresponding period and trade receivables decreased.

Net cash used in investing activities decreased by Yen 31.1 billion as compared to the previous corresponding period, to Yen 5.0 billion, due primarily to the decrease in capital expenditures and the sale of a discontinued operation.

As a result, free cash flow generated by operating and investing activities increased by Yen 9.9 billion as compared to the previous corresponding period, to Yen 21.2 billion.

Net cash used in financing activities amounted to Yen 17.4 billion due primarily to the repayment of interest-bearing debt and the dividend payment.

As a result, cash and cash equivalents at the end of this first quarter increased by Yen 2.1 billion as compared to the end of the preceding fiscal year, to Yen 189.1 billion.

*Forecast for the entire fiscal year

Ricoh assumes exchange rates of Yen 115.00 against the U.S. dollar and of Yen 140.00 against the Euro in and after the second quarter, the same as announced in April 2006. Having results of the first quarter's performance, sales forecast for fiscal year 2007 revised upward. Ricoh intends to achieve growth by implementing the business strategies such as continuous and effective launch of new products, responding the change of customers' demand and absorbing the fluctuation of currency rates.

Income for the first quarter of fiscal year 2006 was almost same as announced in April 2006. Operating income and income from continuing operations before income tax for fiscal year 2006 are forecasted same as announced in April 2006. Ricoh continues to focus on the improvement of its profitability.

Our performance forecast for fiscal year 2007 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2007
US$ 1  = Yen 114.88 (Yen 113.26 in previous fiscal year)
EURO 1 = Yen 140.94 (Yen 137.86 in previous fiscal year)

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                                       Year ending     Year ended
                                                      March 31, 2007 March 31, 2006
                                                        (Forecast)     (Results)    Change
------------------------------------------------------------------------------------------
   Domestic sales                                        1,003.0          966.2       3.8%
   Overseas sales                                        1,057.0          943.0      12.1%
Net sales                                                2,060.0        1,909.2       7.9%
Gross profit                                               850.0          795.0       6.9%
Operating income                                           170.0          148.5      14.4%
Income from continuing operations before income taxes      168.0          152.7      10.0%
Net income                                                 106.5           97.0       9.7%
------------------------------------------------------------------------------------------

Notes:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* Ricoh bases the forecast estimates for the year ending March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2006 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO FIRST QUARTER FINANCIAL STATEMENTS

(1) No change in accounting method has been made.

(2) Change relating to the scale of consolidation and the application of the equity method:

   Consolidated subsidiaries: No addition; 4 removals

   Companies accounted for by the equity method: No addition; 2 removals

2. RESULTS FOR THE PERIOD FROM APRIL 1, 2006 TO JUNE 30, 2006

(1) Operating Results

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended   Year ended
                                                        June 30, 2006      June 30, 2005    March 31, 2006
----------------------------------------------------------------------------------------------------------
Net sales                                                   484,576            451,465        1,909,238
   (% change from the previous corresponding period)            7.3                3.8              5.6
Operating income                                             40,647             36,389          148,584
   (% change from the previous corresponding period)           11.7               -5.0             13.3
Income from continuing operations before income taxes        38,704             37,198          152,766
   (% change from the previous corresponding period)            4.0               -7.5             16.6
Net income                                                   29,125             23,723           97,057
   (% change from the previous corresponding period)           22.8               -4.7             16.7
Net income per share-basic (yen)                              39.92              32.32           132.33
Net income per share-diluted (yen)                                -                  -                -
----------------------------------------------------------------------------------------------------------

(2) Financial Position

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                        June 30, 2006      June 30, 2005    March 31, 2006
----------------------------------------------------------------------------------------------------------
Total assets                                              2,055,138          1,899,986        2,041,183
Shareholders' equity                                        980,225            879,665          960,245
Equity ratio (%)                                               47.7               46.3             47.0
Equity per share (yen)                                     1,343.70           1,198.48         1,316.21
----------------------------------------------------------------------------------------------------------

Cash Flows

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended   Year ended
                                                        June 30, 2006      June 30, 2005    March 31, 2006
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities                         26,345             47,502          173,479
Cash flows from investing activities                         -5,086            -36,186         -120,051
Cash flows from financing activities                        -17,482            -52,430          -59,989
Cash and cash equivalents at end of period                  189,173            144,617          187,055
----------------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2006 TO MARCH 31, 2007
                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                          Half year ending   Year ending
                                                                         September 30, 2006 March 31, 2007
----------------------------------------------------------------------------------------------------------
Net sales                                                                      987,000        2,060,000
Operating income                                                                73,000          170,000
Income from continuing operations before income taxes                           72,000          168,000
Net income                                                                      48,300          106,500
----------------------------------------------------------------------------------------------------------
Net income per share (Consolidated) Yen 145.99


Notes:
* As a result of the sale of a business, the operating results and cash flows from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2007. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information.

CONSOLIDATED PERFORMANCE

1. CONSOLIDATED STATEMENTS OF INCOME

                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            June 30, 2006      June 30, 2005    Change   %
------------------------------------------------------------------------------------------------------------
Net sales                                                         484,576            451,465    33,111   7.3
Cost of sales                                                     282,011            257,948    24,063   9.3
   Percentage of net sales (%)                                       58.2               57.1
Gross Profit                                                      202,565            193,517     9,048   4.7
   Percentage of net sales (%)                                       41.8               42.9
Selling, general and administrative expenses                      161,918            157,128     4,790   3.0
   Percentage of net sales (%)                                       33.4               34.8
Operating income                                                   40,647             36,389     4,258  11.7
   Percentage of net sales (%)                                        8.4                8.1
Other (income) expense
 Interest and dividend income                                       1,097                685       412  60.1
   Percentage of net sales (%)                                        0.2                0.2
 Interest expense                                                   1,584              1,009       575  57.0
   Percentage of net sales (%)                                        0.3                0.2
 Other, net                                                         1,456             -1,133     2,589     -
   Percentage of net sales (%)                                        0.3               -0.1
Income from continuing operations before income taxes,
  equity income and minority interests                             38,704             37,198     1,506   4.0
   Percentage of net sales (%)                                        8.0                8.2
Provision for income taxes                                         14,226             13,144     1,082   8.2
   Percentage of net sales (%)                                        2.9                2.9
Minority interests in earnings of subsidiaries                      1,339              1,226       113   9.2
   Percentage of net sales (%)                                        0.3                0.3
Equity in earnings of affiliates                                      486                363       123  33.9
   Percentage of net sales (%)                                        0.1                0.1
Income from continuing operations                                  23,625             23,191       434   1.9
   Percentage of net sales (%)                                        4.9                5.1
Income from discontinued operation, net of tax                      5,500                532     4,968 933.8
   Percentage of net sales (%)                                        1.1                0.2
Net Income                                                         29,125             23,723     5,402  22.8
   Percentage of net sales (%)                                        6.0                5.3
------------------------------------------------------------------------------------------------------------

Note:
*As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting
 for the Impairment or Disposal of Long-Lived Assets".

   Reference : Exchange rate
           US$ 1                                               Yen 114.53         Yen 107.60
          EURO 1                                               Yen 143.78         Yen 135.55

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            June 30, 2006      June 30, 2005    Change   %
------------------------------------------------------------------------------------------------------------
[Office Solutions]
 Imaging Solutions                                                372,755            349,487    23,268   6.7
   Percentage of net sales (%)                                       76.9               77.4
 Network System Solutions                                          39,047             38,586       461   1.2
   Percentage of net sales (%)                                        8.1                8.6
Office Solutions Total                                            411,802            388,073    23,729   6.1
   Percentage of net sales (%)                                       85.0               86.0
------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                34,709             26,078     8,631  33.1
   Percentage of net sales (%)                                        7.2                5.8
------------------------------------------------------------------------------------------------------------
[Other]
Other                                                              38,065             37,314       751   2.0
   Percentage of net sales (%)                                        7.8                8.2
------------------------------------------------------------------------------------------------------------
Grand Total                                                       484,576            451,465    33,111   7.3
   Percentage of net sales (%)                                      100.0              100.0
------------------------------------------------------------------------------------------------------------


2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            June 30, 2006      June 30, 2005    Change   %
------------------------------------------------------------------------------------------------------------
[Domestic]                                                        240,431            232,474     7,957   3.4
   Percentage of net sales (%)                                       49.6               51.5
[Overseas]                                                        244,145            218,991    25,154  11.5
   Percentage of net sales (%)                                       50.4               48.5
     The Americas                                                 100,635             87,156    13,479  15.5
       Percentage of net sales (%)                                   20.8               19.3
     Europe                                                       113,510            104,479     9,031   8.6
       Percentage of net sales (%)                                   23.4               23.1
     Other                                                         30,000             27,356     2,644   9.7
       Percentage of net sales (%)                                    6.2                6.1
Grand Total                                                       484,576            451,465    33,111   7.3
   Percentage of net sales (%)                                      100.0              100.0
------------------------------------------------------------------------------------------------------------

Note:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

3. CONSOLIDATED BALANCE SHEETS

Assets

                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                                  June 30, 2006  March 31, 2006 Change
-------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                190,662        188,525   2,137
   Trade receivables                                                     631,651        630,501   1,150
   Marketable securities                                                     166            162       4
   Inventories                                                           183,719        169,245  14,474
   Other current assets                                                   58,379         55,110   3,269
Total Current Assets                                                   1,064,577      1,043,543  21,034
Fixed Assets
   Tangible fixed assets                                                 266,494        268,243  -1,749
   Finance receivables                                                   416,990        415,435   1,555
   Other investments                                                     307,077        313,962  -6,885
Total Fixed Assets                                                       990,561        997,640  -7,079
-------------------------------------------------------------------------------------------------------
Total Assets                                                           2,055,138      2,041,183  13,955
-------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                             189,173        187,055
   Time deposits                                                           1,489          1,470

Liabilities and Shareholders' Investment

                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                                  June 30, 2006  March 31, 2006 Change
-------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        328,434        339,152 -10,718
   Short-term borrowings                                                 171,398        185,651 -14,253
   Other current liabilities                                             172,172        159,225  12,947
Total Current Liabilities                                                672,004        684,028 -12,024
Fixed Liabilities
   Long-term indebtedness                                                201,090        195,626   5,464
   Accrued pension and severance costs                                    96,942         97,020     -78
   Other fixed liabilities                                                50,859         51,374    -515
Total Fixed Liabilities                                                  348,891        344,020   4,871
-------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,020,895      1,028,048  -7,153
-------------------------------------------------------------------------------------------------------
Minority Interest                                                         54,018         52,890   1,128
-------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                          135,364        135,364       -
   Additional paid-in capital                                            186,450        186,450       0
   Retained earnings                                                     685,758        665,394  20,364
   Accumulated other comprehensive income (loss)                           3,836          4,099    -263
   Treasury stock                                                        -31,183        -31,062    -121
Total Shareholders' Investment                                           980,225        960,245  19,980
-------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                         2,055,138      2,041,183  13,955
-------------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities           8,124          8,928    -804
   Pension liability adjustments                                          -7,086         -7,643     557
   Net unrealized gains (losses) on derivative instruments                   121            157     -36
   Cumulative translation adjustments                                      2,677          2,657      20

                    Reference: Exchange rate                      June 30, 2006  March 31, 2006
                             US$ 1                                  Yen  115.24     Yen  117.47
                             EURO 1                                 Yen  146.00     Yen  142.81

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                        Three months ended Three months ended
                                                                            June 30, 2006      June 30, 2005
-------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
       Net income                                                                   29,125             23,723
       Income from discontinued operation, net of tax                               -5,500               -532
                                                                               ------------------------------
       Income from continuing operations                                            23,625             23,191
       Adjustments to reconcile net income to net cash provided by operating activities--
          Depreciation and amortization                                             20,776             19,543
          Equity in earnings of affiliates, net of dividends received                    7                113
          Deferred income taxes                                                     -1,232                288
          Loss on disposals and sales of tangible fixed assets                         116                405
          Pension and severance costs, less payments                                   134                883
       Changes in assets and liabilities--
          Decrease in trade receivables                                              3,233             32,394
          Increase in inventories                                                  -14,205             -2,209
          Increase in finance receivables                                           -7,217             -6,166
          Decrease in trade payables                                                -9,533            -32,363
          Increase in accrued income taxes and accrued expenses and other            7,970              7,232
       Other, net                                                                    2,671              4,191
-------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                        26,345             47,502
-------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                             42                 21
       Expenditures for tangible fixed assets                                      -15,954            -34,718
       Payments for purchases of available-for-sale securities                     -24,739            -36,105
       Proceeds from sales of available-for-sale securities                         24,019             36,542
       Increase in time deposits                                                       -38               -399
       Proceeds from sales of discontinued operation                                12,000                  -
       Other, net                                                                     -416             -1,527
-------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                            -5,086            -36,186
-------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                         36,069             13,366
       Repayment of long-term indebtedness                                         -13,845            -20,420
       Increase (Decrease) in short-term borrowings, net                           -12,526              3,308
       Repayment of long-term debt securities                                      -18,000            -41,000
       Dividend paid                                                                -8,764             -7,348
       Payment for purchase of treasury stock                                         -125               -100
       Other, net                                                                     -291               -236
-------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                           -17,482            -52,430
-------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued operation              825                996
-------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                     -2,484             -2,122
-------------------------------------------------------------------------------------------------------------
VI. Net Increase (Decrease) in Cash and Cash Equivalents                             2,118            -42,240
-------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                                187,055            186,857
-------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                                   189,173            144,617
-------------------------------------------------------------------------------------------------------------

Note:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

5. SEGMENT INFORMATION

(1) Operating Segments Information

                                                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------
                                                         Three months ended Three months ended
                                                           June 30, 2006      June 30, 2005    Change   %
-----------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
 Net sales:
   Unaffiliated customers                                     411,802            388,073       23,729   6.1
   Intersegment                                                     -                  -            -     -
   Total                                                      411,802            388,073       23,729   6.1
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                           360,458            339,394       21,064   6.2
-----------------------------------------------------------------------------------------------------------
 Operating income                                              51,344             48,679        2,665   5.5
   Operating income on sales in Office Solutions (%)             12.5               12.5
-----------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
 Net sales:
   Unaffiliated customers                                      34,709             26,078        8,631  33.1
   Intersegment                                                 1,205                586          619 105.6
   Total                                                       35,914             26,664        9,250  34.7
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                            34,680             27,188        7,492  27.6
-----------------------------------------------------------------------------------------------------------
 Operating income                                               1,234               -524        1,758     -
   Operating income on sales in Industrial Products (%)           3.4               -2.0
-----------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   Unaffiliated customers                                      38,065             37,314          751   2.0
   Intersegment                                                     -                  -            -     -
   Total                                                       38,065             37,314          751   2.0
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                            37,382             37,249          133   0.4
-----------------------------------------------------------------------------------------------------------
 Operating income                                                 683                 65          618 950.8
   Operating income on sales in Other (%)                         1.8                0.2
-----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                -1,205               -586         -619     -
   Total                                                       -1,205               -586         -619     -
-----------------------------------------------------------------------------------------------------------
 Operating expenses:
   Intersegment                                                -1,250               -594         -656     -
   Corporate                                                   12,659             11,839          820     -
   Total                                                       11,409             11,245          164     -
-----------------------------------------------------------------------------------------------------------
 Operating income                                             -12,614            -11,831         -783     -
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                     484,576            451,465       33,111   7.3
   Intersegment                                                     -                  -            -     -
   Total                                                      484,576            451,465       33,111   7.3
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                           443,929            415,076       28,853   7.0
-----------------------------------------------------------------------------------------------------------
 Operating income                                              40,647             36,389        4,258  11.7
   Operating income on consolidated net sales (%)                 8.4                8.1
-----------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

(2)Geographic Segments Information

                                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------
                                                   Three months ended Three months ended
                                                     June 30, 2006      June 30, 2005    Change    %
------------------------------------------------------------------------------------------------------
JAPAN:
 Net sales:
   External customers                                    246,140            240,007        6,133   2.6
   Intersegment                                          123,068            104,986       18,082  17.2
   Total                                                 369,208            344,993       24,215   7.0
------------------------------------------------------------------------------------------------------
 Operating expenses                                      337,072            316,779       20,293   6.4
------------------------------------------------------------------------------------------------------
 Operating income                                         32,136             28,214        3,922  13.9
   Operating income on sales in Japan (%)                    8.7                8.2
------------------------------------------------------------------------------------------------------
THE AMERICAS:
 Net sales:
   External customers                                    100,625             86,298       14,327  16.6
   Intersegment                                              989              1,308         -319 -24.4
   Total                                                 101,614             87,606       14,008  16.0
------------------------------------------------------------------------------------------------------
 Operating expenses                                       99,593             86,282       13,311  15.4
------------------------------------------------------------------------------------------------------
 Operating income                                          2,021              1,324          697  52.6
   Operating income on sales in the Americas (%)             2.0                1.5
------------------------------------------------------------------------------------------------------
EUROPE:
 Net sales:
   External customers                                    113,509            103,476       10,033   9.7
   Intersegment                                              898              1,120         -222 -19.8
   Total                                                 114,407            104,596        9,811   9.4
------------------------------------------------------------------------------------------------------
 Operating expenses                                      109,783             98,698       11,085  11.2
------------------------------------------------------------------------------------------------------
 Operating income                                          4,624              5,898       -1,274 -21.6
   Operating income on sales in Europe (%)                   4.0                5.6
------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   External customers                                     24,302             21,684        2,618  12.1
   Intersegment                                           32,347             23,627        8,720  36.9
   Total                                                  56,649             45,311       11,338  25.0
------------------------------------------------------------------------------------------------------
 Operating expenses                                       52,330             42,126       10,204  24.2
------------------------------------------------------------------------------------------------------
 Operating income                                          4,319              3,185        1,134  35.6
   Operating income on sales in Other (%)                    7.6                7.0
------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                         -157,302           -131,041      -26,261     -
   Total                                                -157,302           -131,041      -26,261     -
------------------------------------------------------------------------------------------------------
 Operating expenses                                     -154,849           -128,809      -26,040     -
------------------------------------------------------------------------------------------------------
 Operating income                                         -2,453             -2,232         -221     -
------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   External customers                                    484,576            451,465       33,111   7.3
   Intersegment                                                -                  -            -     -
   Total                                                 484,576            451,465       33,111   7.3
------------------------------------------------------------------------------------------------------
 Operating expenses                                      443,929            415,076       28,853   7.0
------------------------------------------------------------------------------------------------------
 Operating income                                         40,647             36,389        4,258  11.7
   Operating income on consolidated net sales (%)            8.4                8.1
------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

-APPENDIX- (THREE MONTHS ENDED JUNE 30, 2006)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                          Three months ended Three months ended                   Change excluding
                                            June 30, 2006      June 30, 2005      Change      %   exchange impact    %
------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
 Imaging Solutions                                372,755            349,487         23,268   6.7      10,321        3.0
   Percentage of net sales (%)                       76.9               77.4
       Domestic                                   151,521            149,622          1,899   1.3       1,899        1.3
       Overseas                                   221,234            199,865         21,369  10.7       8,422        4.2
 Network System Solutions                          39,047             38,586            461   1.2         340        0.9
   Percentage of net sales (%)                        8.1                8.6
       Domestic                                    37,242             36,599            643   1.8         643        1.8
       Overseas                                     1,805              1,987           -182  -9.2        -303      -15.2
Office Solutions Total                            411,802            388,073         23,729   6.1      10,661        2.7
   Percentage of net sales (%)                       85.0               86.0
Domestic                                          188,763            186,221          2,542   1.4       2,542        1.4
Overseas                                          223,039            201,852         21,187  10.5       8,119        4.0
       The Americas                                93,041             82,966         10,075  12.1       4,449        5.4
       Europe                                     107,310             98,671          8,639   8.8       2,517        2.6
       Other                                       22,688             20,215          2,473  12.2       1,153        5.7
------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                34,709             26,078          8,631  33.1       7,851       30.1
   Percentage of net sales (%)                        7.2                5.8
Domestic                                           18,830             15,858          2,972  18.7       2,972       18.7
Overseas                                           15,879             10,220          5,659  55.4       4,879       47.7
       The Americas                                 7,339              3,139          4,200 133.8       3,756      119.7
       Europe                                       4,700              3,945            755  19.1         518       13.1
       Other                                        3,840              3,136            704  22.4         605       19.3
------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                              38,065             37,314            751   2.0         500        1.3
   Percentage of net sales (%)                        7.8                8.2
Domestic                                           32,838             30,395          2,443   8.0       2,443        8.0
Overseas                                            5,227              6,919         -1,692 -24.5      -1,943      -28.1
       The Americas                                   255              1,051           -796 -75.7        -810      -77.1
       Europe                                       1,500              1,863           -363 -19.5        -447      -24.0
       Other                                        3,472              4,005           -533 -13.3        -686      -17.1
------------------------------------------------------------------------------------------------------------------------
Grand Total                                       484,576            451,465         33,111   7.3      19,012        4.2
   Percentage of net sales (%)                      100.0              100.0
Domestic                                          240,431            232,474          7,957   3.4       7,957        3.4
   Percentage of net sales (%)                       49.6               51.5
Overseas                                          244,145            218,991         25,154  11.5      11,055        5.0
   Percentage of net sales (%)                       50.4               48.5
       The Americas                               100,635             87,156         13,479  15.5       7,395        8.5
          Percentage of net sales (%)                20.8               19.3
       Europe                                     113,510            104,479          9,031   8.6       2,588        2.5
          Percentage of net sales (%)                23.4               23.1
       Other                                       30,000             27,356          2,644   9.7       1,072        3.9
          Percentage of net sales (%)                 6.2                6.1
------------------------------------------------------------------------------------------------------------------------
    Reference: Exchange rate
              US$ 1                            Yen 114.53         Yen 107.60      Yen  6.93
             EURO 1                            Yen 143.78         Yen 135.55      Yen  8.23

Notes:
* As a result of the sale of a business, the operating results from the discontinued operation have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

*Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs (multifunctional printers), laser printers and software
Network System Solutions Personal computers, servers, network systems and network related software
Industrial Products      Thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment
Other                    Optical discs and digital cameras

                                      A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------
                        Three months ended        Three months ending        Half year ending         Year ending
                          June 30, 2006    Change   Sept. 30, 2006    Change  Sept. 30, 2006  Change March 31, 2007 Change
                             Results         %         Forecast         %        Forecast       %       Forecast      %
--------------------------------------------------------------------------------------------------------------------------
Net sales                      484.5         7.3         502.4          7.3        987.0        7.3     2,060.0        7.9
Gross profit                   202.5         4.7         208.4          8.4        411.0        6.6       850.0        6.9
Operating income                40.6        11.7          32.3         13.0         73.0       12.3       170.0       14.4
Income from
  continuing
  operations before
  income taxes                  38.7         4.0          33.2          9.8         72.0        6.7       168.0       10.0
Net income                      29.1        22.8          19.1          0.2         48.3       12.7       106.5        9.7
--------------------------------------------------------------------------------------------------------------------------
Net income per share
  (yen)                        39.92           -         26.29            -        66.21          -      145.99          -
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures            15.9           -          22.0            -         38.0          -        85.0          -
Depreciation for
  tangible fixed assets         15.9           -          16.0            -         32.0          -        69.0          -
R&D expenditures                25.3           -          32.6            -         58.0          -       120.0          -
--------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)       114.53           -        115.00            -       114.77          -      114.88          -
Exchange rate (Yen/EURO)      143.78           -        140.00            -       141.89          -      140.94          -
--------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY
                                                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                Half year ending September 30, 2006                   Year ending March 31, 2007
                                -----------------------------------                   --------------------------
                                           Change                     Change                  Change                Change
                             Forecast        %        Forecast(*)       %        Forecast       %     Forecast(*)     %
--------------------------------------------------------------------------------------------------------------------------
[Office Solutions]
 Imaging Solutions             747.5         7.8         727.6          5.0      1,574.1        8.8     1,558.3        7.7
     Domestic                  293.2         1.4         293.2          1.4        605.5        3.4       605.5        3.4
     Overseas                  454.2        12.5         434.4          7.6        968.5       12.5       952.8       10.6
 Network System
   Solutions                    94.7         1.7          94.5          1.5        197.8        3.8       197.6        3.7
     Domestic                   90.2         1.4          90.2          1.4        187.5        3.5       187.5        3.5
     Overseas                    4.5         8.1           4.2          2.8         10.3        9.1        10.0        6.8
Office Solutions Total         842.2         7.1         822.1          4.6      1,771.9        8.2     1,755.9        7.3
 Domestic                      383.4         1.4         383.4          1.4        793.0        3.5       793.0        3.5
 Overseas                      458.7        12.4         438.7          7.5        978.8       12.4       962.9       10.6
     The Americas              198.4        13.8         189.3          8.6        414.6       12.6       409.6       11.3
     Europe                    216.2        13.2         206.7          8.2        465.9       12.9       456.6       10.7
     Other                      44.1         3.6          42.6          0.0         98.3        9.3        96.6        7.4
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             68.5        17.3          67.5         15.5        136.1       12.9       135.3       12.2
 Domestic                       40.3        12.0          40.3         12.0         80.9       11.9        80.9       11.9
 Overseas                       28.1        25.9          27.1         21.3         55.1       14.3        54.3       12.6
   The Americas                 11.4        39.1          10.8         32.5         20.5       18.1        20.1       16.1
   Europe                        8.6        15.1           8.2         10.6         17.3        7.8        16.9        5.7
   Other                         8.1        21.7           7.9         19.5         17.3       17.0        17.1       16.0
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                           76.1         1.4          75.9          1.0        151.8        0.3       151.6        0.2
 Domestic                       66.1         4.2          66.1          4.2        128.9        1.3       128.9        1.3
 Overseas                       10.0       -14.1           9.7        -16.2         22.9       -4.6        22.6       -5.7
   The Americas                  0.6       -50.4           0.6        -51.5          1.2      -31.7         1.3      -27.0
   Europe                        2.7        -5.7           2.6         -8.6          6.0       -3.2         5.9       -4.6
   Other                         6.6       -10.8           6.5        -12.9         15.6       -2.1        15.4       -3.6
--------------------------------------------------------------------------------------------------------------------------
Grand Total                    987.0         7.3         965.6          5.0      2,060.0        7.9     2,042.9        7.0
 Domestic                      490.0         2.6         490.0          2.6      1,003.0        3.8     1,003.0        3.8
 Overseas                      497.0        12.4         475.6          7.6      1,057.0       12.1     1,039.9       10.3
   The Americas                210.5        14.5         200.8          9.2        436.4       12.7       431.1       11.3
   Europe                      227.5        13.0         217.6          8.1        489.2       12.5       479.5       10.3
   Other                        58.9         3.8          57.1          0.6        131.3        8.7       129.2        7.0
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                      A2